As filed with the Securities and Exchange Commission on November 6, 2018

1933 Act File No. 333-208637

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 7	☒

GLADSTONE CAPITAL CORPORATION

(Exact name of registrant as specified in charter)

1521 WESTBRANCH DRIVE, SUITE 100

MCLEAN, VA 22102

(Address of principal executive offices)

Registrant’s telephone number, including area code: (703) 287-5800

DAVID GLADSTONE

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

GLADSTONE CAPITAL CORPORATION

1521 WESTBRANCH DRIVE, SUITE 100

MCLEAN, VIRGINIA 22102

(Name and address of agent for service)

COPIES TO:

Lori B. Morgan

Bass, Berry & Sims PLC

150 Third Avenue South

Suite 2800

Nashville, TN 37201

(615) 742-6280

(615) 742-6293 (Facsimile)

Approximate date of proposed public offering: From time to time after the effective date of this registration statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☐	When declared effective pursuant to Section 8(c).

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form N-2 (File No. 333-208637) (the “Registration Statement”) of Gladstone Capital Corporation (the “Company” or the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing additional exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 7 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 7 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 7 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

Part C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

The following financial statements and schedule of Gladstone Capital Corporation (the “Company” or the “Registrant”) are included in the Registration Statement in “Part A: Information Required in a Prospectus”

GLADSTONE CAPITAL CORPORATION

2. Exhibits

Exhibit Number	Description

2.a.1	Articles of Amendment and Restatement to the Articles of Incorporation, incorporated by reference to Exhibit 99.a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.a.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, including Appendix A thereto relating to the Term Preferred Shares, 7.125% Series 2016, incorporated by reference to Exhibit 2.a.2 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 31, 2011.

2.a.3	Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, 6.75% Series 2021, including Exhibit A thereto, incorporated by reference to Exhibit 3.3 to the Registration Statement on Form 8-A (File No. 001-35332), filed May 15, 2014.

2.a.4	Certificate of Correction to Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, 6.75% Series 2021, incorporated by reference to Exhibit 3.4 to the Quarterly Report on Form 10-Q (File No. 811-000000), filed July 30, 2014.

2.a.5	Certificate of Correction to Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 814-00237), filed October 29, 2015.

2.a.6	Articles Supplementary, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 814-00237), filed September 21, 2017

2.a.7	Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, 6.00% Series 2024, including Exhibit A thereto, incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K (File No. 814-00237), filed September 21, 2017.

2.b.1	By-laws, incorporated by reference to Exhibit 99.b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.b.2	Amendment to By-laws, incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed February 17, 2004.

2.b.3	Second Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.

2.b.4	Third Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed June 10, 2011.

2.b.5	Fourth Amendment to By-laws, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 814-00237), filed November 29, 2016.

2.c	Not applicable.

2.d.1	Form of Certificate for Common Stock, incorporated by reference to Exhibit 99.d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.

2.d.2	Form of Senior Indenture incorporated by reference to Exhibit 2.d.3 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 20, 2009.

2.d.3	Form of Subordinated Indenture incorporated by reference to Exhibit 2.d.4 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 20, 2009.

2.d.4	Form of 6.00% Series 2024 Term Preferred Stock Certificate incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-35332), filed September 21, 2017.

2.d.5	Form of Common Stock Subscription Form and Subscription Certificate, incorporated by reference to Exhibit 2.d.6 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-185191), filed January 17, 2013.

2.d.6	Form of Preferred Stock Subscription Form and Subscription Certificate, incorporated by reference to Exhibit 2.d.7 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-185191), filed January 17, 2013.

2.d.7	Form of Common Stock Warrant Agreement and Warrant Certificate incorporated by reference to Exhibit 2.d.8 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-185191), filed January 17, 2013.

2.d.8	Form of Preferred Stock Warrant Agreement and Warrant Certificate, incorporated by reference to Exhibit 2.d.9 to Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-185191), filed January 17, 2013.

2.d.9	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Senior and Subordinated Indentures, incorporated by reference to Exhibit 2.d.9 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.d.10*	Base Indenture between the Registrant and U.S. Bank National Association, dated as of November 6, 2018.

2.d.11*	First Supplemental Indenture between the Registrant and U.S. Bank National Association, dated as of November 6, 2018.

2.d.12*	Form of Global Note with respect to the 6.125% Notes due 2023, incorporated by reference to Exhibit 2.d.11 hereto, and Exhibit A therein.

2.f	Not applicable.

2.g.1	Amended and Restated Investment Advisory and Management Agreement between the Registrant and Gladstone Management Corporation, dated as of October 1, 2006, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006.

2.g.2	Amendment No. 1 to Amended and Restated Investment Advisory and Management Agreement between the Registrant and Gladstone Management Corporation, dated as of October 13, 2015, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed October 14, 2015.

2.h.1*	Underwriting Agreement among the Registrant, Gladstone Management Corporation, Gladstone Administration, LLC and Keefe, Bruyette & Woods, Inc., as representative of the other underwriters named in Exhibit A thereto, dated as of November 1, 2018.

2.h.2	Equity Distribution Agreement between the Registrant, Gladstone Management Corporation, Gladstone Administration, LLC and Cantor Fitzgerald & Co., dated February 27, 2015, incorporated by reference to Exhibit 2.h.2 to Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-333-185191), filed February 27, 2015.

2.h.3	Amendment No. 1 to Equity Distribution Agreement between the Registrant, Gladstone Management Corporation, Gladstone Administration, LLC and Cantor Fitzgerald & Co., dated May 22, 2017, incorporated by reference to Exhibit 2.h.3 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-208637), filed May 22, 2017.

2.i	Not applicable.

2.j.1	Custody Agreement between the Registrant and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed August 1, 2006.

2.j.2	Custodial Agreement, incorporated by reference to Exhibit 2.j.2 to Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-185191), filed December 23, 2013.

2.j.3	Amendment No. 1 to Custodial Agreement, incorporated by reference to Exhibit 2.j.3 to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-185191), filed December 23, 2013.

2.j.4	Amendment No. 2 to Custodial Agreement, incorporated by reference to Exhibit 2.j.4 to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-185191), filed December 23, 2013.

2.k.1	Stock Transfer Agency Agreement between the Registrant and The Bank of New York, incorporated by reference to Exhibit 99.k.1 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.k.2	Administration Agreement between the Registrant and Gladstone Administration, LLC, dated as of October 1, 2006, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006.

2.k.3	Fifth Amended and Restated Credit Agreement, dated as of May 1, 2015, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Keybank National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed May 5, 2015.

2.k.4	Joinder Agreement, dated as of June 19, 2015, by and among Gladstone Business Loan, LLC, Gladstone Management Corporation, Keybank National Association and Santander Bank, N.A., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed June 23, 2015.

2.k.5	Assignment, Acceptance and Joinder, dated as of June 19, 2015, by and between Keybank National Association and Alostar Bank of Commerce, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 814-00237), filed June 23, 2015.

2.k.6	Assignment and Acceptance, dated as of June 19, 2015, by and between Keybank National Association and Newbridge Bank, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 814-00237), filed June 23, 2015.

2.k.7	Amendment No. 1 to Fifth Amended and Restated Credit Agreement, dated as of October 9, 2015, incorporated by reference to Exhibit 10.2 to the Quarterly Report on form 10-Q (file No. 814-00237), filed February 8, 2016.

2.k.8	Amendment No. 2 to Fifth Amended and Restated Credit agreement, dated August 18, 2016, incorporated by reference to Exhibit 2.k.8 to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-208637), filed October 28, 2016.

2.k.9	Amendment No. 3 to Fifth Amended and Restated Credit Agreement, dated August 24, 2017, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, Keybank National Association, as administrative agent, swingline lender, managing agent and lead arranger and certain other lenders party thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed August 29, 2017.

2.k.10	Amendment No. 4 to Fifth Amended and Restated Credit Agreement, dated as of March 9, 2018 by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, KeyBank National Association, as administrative agent, swingline lender, managing agent and lead arranger and certain other lenders party thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed March 12, 2018.

2.l.1	Opinion of Counsel (Bass, Berry & Sims PLC), dated December 18, 2015, incorporated by reference to Exhibit 2.l.1 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.l.2	Opinion of Counsel (Venable LLP), Dated December 18, 2015, incorporated by reference to Exhibit 2.l.2 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.l.3*	Opinion of Counsel (Bass, Berry & Sims PLC).

2.l.4*	Opinion of Counsel (Venable LLP).

2.m.	Not applicable.

2.n.1	Consent of PricewaterhouseCoopers LLP, incorporated by reference to Exhibit 2.n.1 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.n.2	Consent of Counsel (Bass, Berry & Sims PLC) (included in Exhibit 2.l.1).

2.n.3	Consent of Counsel (Venable LLP) (included in Exhibit 2.l.2).

2.n.4	Consent of Counsel (Bass, Berry & Sims PLC) (included in Exhibit 2.l.3).

2.n.5	Consent of Counsel (Venable LLP) (included in Exhibit 2.l.4).

2.n.6	Report of Independent Registered Public Accounting Firm, incorporated by reference to Exhibit 2.n.4 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.n.7	Consent of Crowe Horwath LLP, incorporated by reference to Exhibit 2.n.5 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.n.8	Consent of Henderson Hutcherson & McCullough, PLLC, incorporated by reference to Exhibit 2.n.6 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.n.9	Consent of Crowe Horwath LLP, incorporated by reference to Exhibit 2.n.7 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.o	Not applicable.

2.p	Subscription Agreement dated May 30, 2001, incorporated by reference to Exhibit 99.p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.

2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, updated January 28, 2013, incorporated by reference to Exhibit 14 to the Annual Report on Form 10-K (File No. 814-00237), filed November 20, 2013.

2.s.1	Power of Attorney, incorporated by reference to the signature page of the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.2	Reserved.

2.s.3	Statements Re: Computation of Ratios, incorporated by reference to Exhibit 2.s.3 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.s.4	Financial Statements of Defiance Integrated Technologies, Inc. as of and for the years ended December 31, 2016, 2015 and 2014 (audited), incorporated by reference to Exhibit 2.s.4 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.s.5	Financial Statements of Sunshine Media Group, Inc. as of and for the year ended December 31, 2016 and 2015 (audited), incorporated by reference to Exhibit 2.s.5 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.s.6	Financial Statements of Sunshine Media Group, Inc. as of and for the years ended December 31, 2014 and 2013 (audited), incorporated by reference to Exhibit 2.s.6 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.s.7	Form of Prospectus Supplement for Common Stock Offering, incorporated by reference to Exhibit 2.s.8 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.8	Form of Prospectus Supplement for Preferred Stock Offering, incorporated by reference to Exhibit 2.s.9 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.9	Form of Prospectus Supplement for Rights Offering of Common Stock, incorporated by reference to Exhibit 2.s.10 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.10	Form of Prospectus Supplement for Rights Offering of Preferred Stock, incorporated by reference to Exhibit 2.s.11 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.11	Form of Prospectus Supplement for Notes, incorporated by reference to Exhibit 2.s.12 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.12	Form of Prospectus Supplement for Senior Notes, incorporated by reference to Exhibit 2.s.13 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.13	Form of Prospectus Supplement for Warrants for Common Stock, incorporated by reference to Exhibit 2.s.14 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.14	Form of Prospectus Supplement for Warrants for Preferred Stock, incorporated by reference to Exhibit 2.s.15 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

*	Filed herewith.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on page 97 of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

Commission registration fee	$30,210
FINRA fee	45,500
Accounting fees and expenses	55,000	*
Printing and engraving	75,000	*
Legal fees and expenses	150,000	*
Miscellaneous fees and expenses	15,000	*
Total	$370,710	*

*	These amounts are estimates.

All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

The following list sets forth each of the companies considered to be “controlled” by the Registrant as defined by the Investment Company Act of 1940, as of September 30, 2017:

•	Gladstone Capital Advisers, Inc., a Delaware corporation, controlled by the Registrant, through 100% of the voting securities. (1)

•	Gladstone Business Loan, LLC, a Delaware limited liability company, controlled by the Registrant, through 100% of the voting securities. (1)

•	Defiance Integrated Technologies, Inc., a Delaware corporation controlled by the Registrant through 90% of the voting securities. (2)

•	Gladstone Financial Corporation, a Delaware corporation, controlled by the Registrant, through 100% of the voting securities. (1)

•	PIC Foundry Holdings, Corp., a Delaware corporation, controlled by the Registrant through 100% of the voting securities. (3)

•	PIC 360, LLC a Delaware limited liability company, controlled by the Registrant through 50% of the voting securities. (3)

•	Publication Holdings, Inc., a Delaware corporation, controlled by the Registrant through 100% of the voting securities.

•	Sunshine Media Group, Inc., a Delaware corporation, controlled by Publication Holdings, Inc. through 100% of the voting securities. (2)

(1)	Subsidiary is included in the Registrant’s consolidated financial statements.
(2)

The Registrant filed separate audited or unaudited financial statements for these entities for the applicable periods as exhibits to its Annual Report on Form 10-K for the fiscal year ended September 30, 2017, filed on November 20, 2017.

(3)	Subsidiary is not significant subsidiary as such term is defined in Rule 1-02(w) of Regulation S-X.

We may also be deemed to be under “common control” with the following entities: Gladstone Commercial Corporation; Gladstone Land Corporation; and Gladstone Investment Corporation by virtue of the fact that they are advised by the Adviser, Gladstone Management Corporation. We may also be deemed to be under “common control” with Gladstone Lending Corporation, a Maryland Corporation, and Gladstone Participation Fund, LLC, a Delaware limited liability company, because 100% of the voting securities of each are owned by the Adviser.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of each class of our securities at November 1, 2018. This number does not include stockholders for whom shares are held in “street name.”

Title of Class	Number of Record Holders
Common Stock, par value $0.001 per share	36
6.00% Series 2024 Term Preferred Stock	1

Item 30. Indemnification

Indemnification and Limitation of Liability of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

The Maryland General Corporation Law (“MGCL”) requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the MGCL, we may not indemnify a director or officer in a suit by us or on our behalf in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by or on behalf of the director or officer to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

Subject to the Investment Company Act of 1940, as amended (the “1940 Act”), or any valid rule, regulation or order of the Securities and Exchange Commission (“SEC”) thereunder, our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any director or officer, whether serving our company or at our request any other entity. Our charter also permits us to indemnify and advance expenses to any employee or agent of our company to the extent authorized by our board of directors or the bylaws and permitted by law.

Our bylaws obligate us, to the maximum extent required by Maryland law or the charter, to indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, manager, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise if our board of directors determines that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of our company, and, in the case of any criminal action or proceeding, that such person had no reasonable cause to believe that such person’s conduct was unlawful. However, our bylaws permit us to advance expenses only so long as, in addition to the requirements above, we obtain security for the advance from the director or officer, we obtain insurance against losses arising by reason of lawful advances or we determine that there is reason to believe that the director or officer will be found entitled to indemnification.

These provisions on indemnification and limitation of liability are subject to the limitations of the 1940 Act that prohibit us from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

In addition, the investment advisory and management agreement between us and our investment adviser, Gladstone Management Corporation (the “Adviser”), as well as the administration agreement between us and our administrator Gladstone Administration, LLC (the “Administrator”), each provide that, absent willful misfeasance, bad faith, or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, the Adviser or the Administrator, as applicable, and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs, and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the investment advisory and management agreement or otherwise as our investment adviser, or the rendering of the Administrator’s services under the administration agreement, as applicable.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Gladstone Capital Corporation, 1521 Westbranch Drive, Suite 100, McLean, VA 22102;

(2)	the Transfer Agent, Computershare Inc., 250 Royall Street, Canton, MA 02021;

(3)	the Adviser, Gladstone Management Corporation, 1521 Westbranch Drive, Suite 100, McLean, VA 22102;

(4)	the Custodian, The Bank of New York Mellon Corp., 500 Ross Street, Suite 625, Pittsburgh, PA 15262; and

(5)	the Collateral Custodian, The Bank of New York Mellon Corp., 500 Ross Street, Suite 625, Pittsburgh, PA 15262.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.

We hereby undertake to suspend the offering of shares until the prospectus is amended if: (1) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement; or (2) the net asset value increases to an amount greater than our net proceeds as stated in the prospectus.

2.	We hereby undertake:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b)

that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however , that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

(e)

that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(ii)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;

(f)

to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the Securities Act, in the event the shares of the Registrant are trading below its net asset value and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading;

(g)

to file a post-effective amendment to the registration statement in respect of any one or more offerings of the Registrant’s shares (including warrants and/or rights to purchase the shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share;

(h)	to file a post-effective amendment to the registration statement in connection with any rights offering; and

(i)	to file a post-effective amendment to the registration statement in connection with any combined offering of securities.

3.	We hereby undertake that:

(a)

for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)

for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean and Commonwealth of Virginia, on the 6th day of November, 2018.

GLADSTONE CAPITAL CORPORATION

By:	/s/ DAVID GLADSTONE
David Gladstone
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 to the Registration Statement has been signed below by the following persons in the capacities indicated on November 6, 2018:

By:	/s/ DAVID GLADSTONE
David Gladstone Chief Executive Officer and Chairman of the Board (principal executive officer)

By:	/s/ NICOLE SCHALTENBRAND
Nicole Schaltenbrand Chief Financial Officer and Treasurer (principal financial officer)

By:	/s/ *
Terry L. Brubaker Vice Chairman, Chief Operating Officer, Director

By:	/s/ *
Paul W. Adelgren Director

By:	/s/ *
Michela A. English Director

By:	/s/ *
Caren D. Merrick Director

By:	/s/ *
John H. Outland Director

By:	/s/ *
Anthony W. Parker Director

By:	/s/ *
Walter H. Wilkinson, Jr. Director

*By:	/s/ David Gladstone
David Gladstone Attorney-in-fact

Exhibit Index

Exhibit Number	Description

2.a.1	Articles of Amendment and Restatement to the Articles of Incorporation, incorporated by reference to Exhibit 99.a.2 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.a.2	Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, including Appendix A thereto relating to the Term Preferred Shares, 7.125% Series 2016, incorporated by reference to Exhibit 2.a.2 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 31, 2011.

2.a.3	Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, 6.75% Series 2021, including Exhibit A thereto, incorporated by reference to Exhibit 3.3 to the Registration Statement on Form 8-A (File No. 001-35332), filed May 15, 2014.

2.a.4	Certificate of Correction to Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, 6.75% Series 2021, incorporated by reference to Exhibit 3.4 to the Quarterly Report on Form 10-Q (File No. 811-000000), filed July 30, 2014.

2.a.5	Certificate of Correction to Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 814-00237), filed October 29, 2015.

2.a.6	Articles Supplementary, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 814-00237), filed September 21, 2017

2.a.7	Articles Supplementary Establishing and Fixing the Rights and Preferences of Term Preferred Shares, 6.00% Series 2024, including Exhibit A thereto, incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K (File No. 814-00237), filed September 21, 2017.

2.b.1	By-laws, incorporated by reference to Exhibit 99.b to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.b.2	Amendment to By-laws, incorporated by reference to Exhibit 3.3 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed February 17, 2004.

2.b.3	Second Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed July 10, 2007.

2.b.4	Third Amendment to By-laws, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed June 10, 2011.

2.b.5	Fourth Amendment to By-laws, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 814-00237), filed November 29, 2016.

2.c	Not applicable.

2.d.1	Form of Certificate for Common Stock, incorporated by reference to Exhibit 99.d.2 to Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-63700), filed August 23, 2001.

2.d.2	Form of Senior Indenture incorporated by reference to Exhibit 2.d.3 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 20, 2009.

2.d.3	Form of Subordinated Indenture incorporated by reference to Exhibit 2.d.4 to the Registration Statement on Form N-2 (File No. 333-162592), filed October 20, 2009.

2.d.4	Form of 6.00% Series 2024 Term Preferred Stock Certificate incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-35332), filed September 21, 2017.

2.d.5	Form of Common Stock Subscription Form and Subscription Certificate, incorporated by reference to Exhibit 2.d.6 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-185191), filed January 17, 2013.

2.d.6	Form of Preferred Stock Subscription Form and Subscription Certificate, incorporated by reference to Exhibit 2.d.7 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-185191), filed January 17, 2013.

2.d.7	Form of Common Stock Warrant Agreement and Warrant Certificate incorporated by reference to Exhibit 2.d.8 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-185191), filed January 17, 2013.

2.d.8	Form of Preferred Stock Warrant Agreement and Warrant Certificate, incorporated by reference to Exhibit 2.d.9 to Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-185191), filed January 17, 2013.

2.d.9	Form T-1 Statement of Eligibility of U.S. Bank National Association, as Trustee, with respect to the Form of Senior and Subordinated Indentures, incorporated by reference to Exhibit 2.d.9 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.d.10*	Base Indenture between the Registrant and U.S. Bank National Association, dated as of November 6, 2018.

2.d.11*	First Supplemental Indenture between the Registrant and U.S. Bank National Association, dated as of November 6, 2018.

2.d.12*	Form of Global Note with respect to the 6.125% Notes due 2023, incorporated by reference to Exhibit 2.d.11 hereto, and Exhibit A therein.

2.f	Not applicable.

2.g.1	Amended and Restated Investment Advisory and Management Agreement between the Registrant and Gladstone Management Corporation, dated as of October 1, 2006, incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006.

2.g.2	Amendment No. 1 to Amended and Restated Investment Advisory and Management Agreement between the Registrant and Gladstone Management Corporation, dated as of October 13, 2015, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed October 14, 2015.

2.h.1*	Underwriting Agreement among the Registrant, Gladstone Management Corporation, Gladstone Administration, LLC and Keefe, Bruyette & Woods, Inc., as representative of the other underwriters named in Exhibit A thereto, dated as of November 1, 2018.

2.h.2	Equity Distribution Agreement between the Registrant, Gladstone Management Corporation, Gladstone Administration, LLC and Cantor Fitzgerald & Co., dated February 27, 2015, incorporated by reference to Exhibit 2.h.2 to Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-333-185191), filed February 27, 2015.

2.h.3	Amendment No. 1 to Equity Distribution Agreement between the Registrant, Gladstone Management Corporation, Gladstone Administration, LLC and Cantor Fitzgerald & Co., dated May 22, 2017, incorporated by reference to Exhibit 2.h.3 to Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File No. 333-208637), filed May 22, 2017.

2.i	Not applicable.

2.j.1	Custody Agreement between the Registrant and The Bank of New York, dated as of May 5, 2006, incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q (File No. 814-00237), filed August 1, 2006.

2.j.2	Custodial Agreement, incorporated by reference to Exhibit 2.j.2 to Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-185191), filed December 23, 2013.

2.j.3	Amendment No. 1 to Custodial Agreement, incorporated by reference to Exhibit 2.j.3 to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-185191), filed December 23, 2013.

2.j.4	Amendment No. 2 to Custodial Agreement, incorporated by reference to Exhibit 2.j.4 to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-185191), filed December 23, 2013.

2.k.1	Stock Transfer Agency Agreement between the Registrant and The Bank of New York, incorporated by reference to Exhibit 99.k.1 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-63700), filed July 27, 2001.

2.k.2	Administration Agreement between the Registrant and Gladstone Administration, LLC, dated as of October 1, 2006, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K (File No. 814-00237), filed October 5, 2006.

2.k.3	Fifth Amended and Restated Credit Agreement, dated as of May 1, 2015, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, the Lenders and Managing Agents named therein, and Keybank National Association, as Administrative Agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed May 5, 2015.

2.k.4	Joinder Agreement, dated as of June 19, 2015, by and among Gladstone Business Loan, LLC, Gladstone Management Corporation, Keybank National Association and Santander Bank, N.A., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed June 23, 2015.

2.k.5	Assignment, Acceptance and Joinder, dated as of June 19, 2015, by and between Keybank National Association and Alostar Bank of Commerce, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 814-00237), filed June 23, 2015.

2.k.6	Assignment and Acceptance, dated as of June 19, 2015, by and between Keybank National Association and Newbridge Bank, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 814-00237), filed June 23, 2015.

2.k.7	Amendment No. 1 to Fifth Amended and Restated Credit Agreement, dated as of October 9, 2015, incorporated by reference to Exhibit 10.2 to the Quarterly Report on form 10-Q (file No. 814-00237), filed February 8, 2016.

2.k.8	Amendment No. 2 to Fifth Amended and Restated Credit agreement, dated August 18, 2016, incorporated by reference to Exhibit 2.k.8 to Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-208637), filed October 28, 2016.

2.k.9	Amendment No. 3 to Fifth Amended and Restated Credit Agreement, dated August 24, 2017, by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, Keybank National Association, as administrative agent, swingline lender, managing agent and lead arranger and certain other lenders party thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed August 29, 2017.

2.k.10	Amendment No. 4 to Fifth Amended and Restated Credit Agreement, dated as of March 9, 2018 by and among Gladstone Business Loan, LLC, as Borrower, Gladstone Management Corporation, as Servicer, KeyBank National Association, as administrative agent, swingline lender, managing agent and lead arranger and certain other lenders party thereto, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 814-00237), filed March 12, 2018.

2.l.1	Opinion of Counsel (Bass, Berry & Sims PLC), dated December 18, 2015, incorporated by reference to Exhibit 2.l.1 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.l.2	Opinion of Counsel (Venable LLP), Dated December 18, 2015, incorporated by reference to Exhibit 2.l.2 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.l.3*	Opinion of Counsel (Bass, Berry & Sims PLC).

2.l.4*	Opinion of Counsel (Venable LLP).

2.m.	Not applicable.

2.n.1	Consent of PricewaterhouseCoopers LLP, incorporated by reference to Exhibit 2.n.1 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.n.2	Consent of Counsel (Bass, Berry & Sims PLC) (included in Exhibit 2.l.1).

2.n.3	Consent of Counsel (Venable LLP) (included in Exhibit 2.l.2).

2.n.4	Consent of Counsel (Bass, Berry & Sims PLC) (included in Exhibit 2.l.3).

2.n.5	Consent of Counsel (Venable LLP) (included in Exhibit 2.l.4).

2.n.6	Report of Independent Registered Public Accounting Firm, incorporated by reference to Exhibit 2.n.4 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.n.7	Consent of Crowe Horwath LLP, incorporated by reference to Exhibit 2.n.5 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.n.8	Consent of Henderson Hutcherson & McCullough, PLLC, incorporated by reference to Exhibit 2.n.6 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.n.9	Consent of Crowe Horwath LLP, incorporated by reference to Exhibit 2.n.7 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.o	Not applicable.

2.p	Subscription Agreement dated May 30, 2001, incorporated by reference to Exhibit 99.p to the Registration Statement on Form N-2 (File No. 333-63700), filed June 22, 2001.

2.q	Not applicable.

2.r	Code of Ethics and Business Conduct, updated January 28, 2013, incorporated by reference to Exhibit 14 to the Annual Report on Form 10-K (File No. 814-00237), filed November 20, 2013.

2.s.1	Power of Attorney, incorporated by reference to the signature page of the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.2	Reserved.

2.s.3	Statements Re: Computation of Ratios, incorporated by reference to Exhibit 2.s.3 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.s.4	Financial Statements of Defiance Integrated Technologies, Inc. as of and for the years ended December 31, 2016, 2015 and 2014 (audited), incorporated by reference to Exhibit 2.s.4 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.s.5	Financial Statements of Sunshine Media Group, Inc. as of and for the year ended December 31, 2016 and 2015 (audited), incorporated by reference to Exhibit 2.s.5 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.s.6	Financial Statements of Sunshine Media Group, Inc. as of and for the years ended December 31, 2014 and 2013 (audited), incorporated by reference to Exhibit 2.s.6 to Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 19, 2017.

2.s.7	Form of Prospectus Supplement for Common Stock Offering, incorporated by reference to Exhibit 2.s.8 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.8	Form of Prospectus Supplement for Preferred Stock Offering, incorporated by reference to Exhibit 2.s.9 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.9	Form of Prospectus Supplement for Rights Offering of Common Stock, incorporated by reference to Exhibit 2.s.10 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.10	Form of Prospectus Supplement for Rights Offering of Preferred Stock, incorporated by reference to Exhibit 2.s.11 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.11	Form of Prospectus Supplement for Notes, incorporated by reference to Exhibit 2.s.12 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.12	Form of Prospectus Supplement for Senior Notes, incorporated by reference to Exhibit 2.s.13 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.13	Form of Prospectus Supplement for Warrants for Common Stock, incorporated by reference to Exhibit 2.s.14 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

2.s.14	Form of Prospectus Supplement for Warrants for Preferred Stock, incorporated by reference to Exhibit 2.s.15 to the Registration Statement on Form N-2 (File No. 333-208637), filed December 18, 2015.

*	Filed herewith.